Exhibit 4.8

MeaTech 3D Ltd.

Reg. No. 520041955

Option and RSU Allocation Plan

(In accordance with the Income Tax Ordinance Amendment Law (No. 132), 5772-2002)

This plan, as updated from time to time, shall be called the Option and RSU Allocation Plan of MeaTech 3D Ltd. (the "Plan").

The purpose of the Plan is to allocate to employees, consultants, service providers, and officers (including directors) of MeaTech 3D Ltd. (hereinafter: the "Company") and of its Affiliates (as defined below), options exercisable for the Company's shares and/or RSUs, in order to create among them an incentive and to include them in the Company's development and success.

1.	Definitions

For the purpose of the Plan and the documents related to it, including grant and/or allocation agreements, the definitions listed in Appendix A to the Plan will apply.

2.	Plan Administration and Board Authority

2.1
This Plan shall be administered by the Company's Board of Directors directly, or alternatively, on the recommendation of the Committee, subject to any law in force and the provisions of the Company's Articles of Association. Notwithstanding the foregoing, the Board of Directors shall have residual authority if a Committee is not formed or if the Committee ceases to serve for any reason or if the Committee is not authorized to act by law.

2.2
The Board of Directors shall have the sole authority and absolute discretion to decide as follows: (1) to determine the identity of the Grantees; (2) to determine the terms of grant and/or allocation agreements, including the number of options and/or RSUs granted to each Grantee, vesting dates, the manner of exercise of the options, the exercise price, to set restrictions on the transferability of options and/or RSUs, as well as conditions regarding the forfeiture and expropriation of options and RSUs, as well as to cancel and suspend grants; (3) to determine the market value of the shares subject to the options and/or the RSUs; (4) to select the tax track of the Trustee-Track Section 102 options and/or RSUs; (5) to determine the type of options and/or RSU granted; (6) to change restrictions and conditions that apply to options and/or RSUs; (7) interpret the terms of the Plan and oversee the administration of the Plan; (8) to accelerate in full or in part the vesting dates of the options granted to each Grantee; (9) to freeze, terminate or cancel the entire Plan or any part thereof, and to amend the Plan and its provisions; and (10) to decide and determine any other matter necessary for the administration of the Plan.

2.3
The Board of Directors will have the authority, at its discretion, to cancel options and/or RSUs and in return, to grant a Grantee new options with the same, lower or higher exercise price than that of the original canceled options, and/or to grant RSUs in lieu of the canceled RSUs, subject to obtaining the required approvals from the tax authorities.

2.4	The Board of Directors' interpretation of any clause in the Plan or options agreement and/or RSU agreement shall be final and absolute.

2.5
The Company does not undertake that the Plan will be recognized by the tax authorities as such, which would provide the Grantees with the benefits provided for in Section 102 of the Ordinance. If the provisions of Section 102 of the Ordinance and the Income Tax Rules (Tax Relief in Allocation of Shares to Employees) 2003, which were promulgated pursuant thereto (hereinafter: the "Rules"), then the Plan and the options agreement and/or RSU agreement will be subject to the provisions of Section 102, the Rules and approval of the Income Tax Assessor, as applicable. The conditions of Section 102 and/or the approval of the aforementioned Income Tax Assessor, which are not explicitly specified in the Plan and/or in the options agreement and/or RSU agreement, will be considered valid and binding on the Company and the Grantees.

2.6
Unless expressly provided otherwise in the options agreement and/or RSU agreement, in any case of conflict between the provisions of the Plan and the options agreement and/or RSU agreement, the provisions of the Plan shall prevail. If otherwise provided in the options agreement and/or RSU agreement, the provisions of the agreement shall prevail over the provisions of the Plan.

3.	Determining the Plan Participants

3.1
Persons eligible to participate in the Plan as Grantees shall include Employees and Non-Employees (as defined in Appendix A) of the Company or its affiliates, provided that: (1) Employees shall receive “Section 102 options and/or RSUs” only; (2) Non- Employees will receive Section 3(i) options and/or RSUs only. Eligibility to participate in the Plan does not imply the right to participate in the Plan, and the Board of Directors has absolute discretion to determine whether or not any eligible person will be given options and/or RSUs.

3.2
Granting options and/or RSUs to a Grantee by virtue of this Plan neither entitles nor deprives the recipient of the options and/or RSUs of the right to participate in grants of options and/or RSUs by virtue of the Plan or any other allocation plan of the Company or its affiliates.

3.3
Without derogating from the above, any options and/or RSU grant will be approved and implemented in accordance with the provisions of any law, as will be in force from time to time, including the Companies Law, the Securities Law and regulations promulgated thereunder.

4.	Determining the Type of Options and/or RSUs in Accordance with Section 102

4.1
The Company may determine the type of options that will be granted to employees in accordance with Section 102 as "Non-Trustee-Track Section 102 options and/or RSUs" or “Trustee-Track Section 102 options and/or RSUs”.

4.2
The granting of “Trustee-Track Section 102 options and/or RSUs” by virtue of the Plan shall be subject to the approval of the Plan by the Board of Directors, as detailed in Section 14 below, and shall be subject to approval of the Plan by the Tax Authorities.

4.3	“Trustee-Track Section 102 options and/or RSUs” may be classified as "Capital-Gains-Track Options and/or RSUs" or "Income-Tax-Track Options and/or RSUs".

4.4
“Trustee-Track Section 102 options and/or RSUs” in respect of which the Company has chosen and determined that the applicable tax track will be capital gains-based, in accordance with Section 102(b)(2) of the Ordinance, will be referred to hereinafter as "Capital-Gains-Track Options and/or RSUs".

4.5
“Trustee-Track Section 102 options and/or RSUs” in respect of which the Company has chosen and determined that the applicable tax track will be income tax-based, in accordance with Section 102(b)(1) of the Ordinance, will be referred to hereinafter as "Income-Tax-Track Options and/or RSUs".

4.6
The Company's selection regarding the type of “Trustee-Track Section 102 options and/or RSUs” as "Capital-Gains-Track Options and/or RSUs" or "Income-Tax-Track Options and/or RSUs" (hereinafter the "Selection"), shall be submitted as required to the Tax Authorities prior to the grant date of the “Trustee-Track Section 102 options and/or RSUs”. The Selection will take effect from the first grant date and will remain in effect least until the end of the following year, or any other date as may be determined from time to time by the provisions of Section 102. The Selection will require the Company to grant only the chosen type of “Trustee-Track Section 102 options and/or RSUs”, which will apply to all Grantees who receive “Trustee-Track Section 102 options and/or RSUs” during the aforementioned period, all in accordance with Section 102(g) of the Ordinance. For the avoidance of doubt, the Selection will not preclude the Company from granting "Non-Trustee-Track Section 102 options and/or RSUs" simultaneously.

4.7	All "Trustee-Track Section 102 options and/or RSUs" shall be held in trust by a trustee, as described in Section 5 below.

4.8
For the avoidance of doubt, the determination regarding the type of options and/or RSUs as "Trustee-Track Section 102 options and/or RSUs" or "Non-Trustee-Track Section 102 options and/or RSUs" will be subject to the conditions of Section 102 of the Ordinance.

4.9
In the case of "Trustee-Track Section 102 options and/or RSUs", the terms of the Plan and/or the options agreement and/or RSU agreement shall be subject to the terms of Section 102 of the Ordinance and approval of the Income Tax Assessor, and these terms and approval shall form an integral part of the Plan and options agreement and/or RSU agreement. Any of the provisions of Section 102 and/or the aforementioned approval, which are necessary to obtain and/or maintain tax benefits pursuant to Section 102, and which are not expressly set forth in the Plan or options agreement and/or RSU agreement, shall be deemed applicable and binding upon the Company and the Grantees.

5.	Trustee

5.1
"Trustee-Track Section 102 options and/or RSUs" and/or shares to be allocated following a grant and/or exercise and/or vesting of "Trustee-Track Section 102 options and/or RSUs" and/or other shares allocated pursuant to the exercise of rights, including bonus shares, shall be allocated or issued in the name of a Trustee for the benefit of the Grantee and will be held by the former for at least the requisite periods set out in Section 102 and/or any law and/or regulations and/or promulgated thereunder (hereinafter the "Lockup Period"). If the conditions for granting "Trustee-Track Section 102 options and/or RSUs" are not met, then the "Trustee-Track Section 102 options and/or RSUs" may be considered as "Non-Trustee-Track Section 102 options and/or RSUs" or as Section 3(i) options and/or RSUs, all in accordance with the provisions of Section 102.

5.2
The Trustee will not transfer locked up shares and/or RSUs to the Grantee that have been allocated as a result of the grant and/or exercise and/or vesting of "Trustee-Track Section 102 options and/or RSUs" and/or shares allocated as a result of the exercise of rights pursuant to options and/or shares as aforesaid and/or RSUs, prior to the payment of the full tax liability arising from the "Trustee-Track Section 102 options and/or RSUs" granted to the Grantee and/or shares allocated as a result of the grant and/or exercise and/or vesting and/or any other such action, and/or the RSUs.

5.3
Regarding "Trustee-Track Section 102 options and/or RSUs", subject to the conditions of Section 102 of the Ordinance, a Grantee shall not sell or transfer from the Trustee shares and/or RSUs that were allocated as a result of a grant and/or exercise and/or vesting of "Trustee-Track Section 102 options and/or RSUs" and/or shares and/or RSUs which were allocated as a result of exercise of rights, including bonus shares, until the expiry of the Lockup Period. If such sale or transfer takes place during the Lockup Period notwithstanding the foregoing, the Grantee shall be subject to sanctions under Section 102 of the Ordinance.

5.4	The Grantee shall sign an undertaking as required within the provisions of Section 102 upon receipt of "Trustee-Track Section 102 options and/or RSUs".

6.	Reserved Shares, Limits

6.1
The Company will retain an amount of 12,300,000 shares of the Company in its authorized and unissued equity to be allocated under the Plan and other compensation plans that it may choose to implement in the future, subject to adjustments as a result of changes in the Company's capital, as set forth in Section 8 below. Such shares that remain authorized but are not allocated, and do not underlie options and/or RSUs on the date of termination of the Plan, will no longer be retained for the needs of the Plan, however until that time, the Company will retain a sufficient number of shares at all times in accordance with the needs of the Plan. If options granted in accordance with the Plan expire or are canceled prior to the date of vesting and/or exercise, or the Grantee waives the grant and/or exercise of the aforementioned options, the shares and/or RSUs that were not granted and/or purchased pursuant to the options will be available to the Plan and can be used, including for reallocation to other Grantees.

6.2
The granting of options and/or RSUs to a Grantee in accordance with the Plan will be made through a written options agreement and/or RSU agreement between the Company and the Grantee in the form approved by the Board of Directors from time to time. Each options agreement and/or RSU agreement shall specify, inter alia, the number of options and/or RSUs, the type of options and/or RSUs granted and the relevant tax track - "Capital-Gains-Track Options and/or RSUs", "Income-Tax-Track Options and/or RSUs", "Non-Trustee-Track Section 102 options and/or RSUs" or Section 3(i) options and/or RSUs, vesting dates, the exercise price per underlying share, the expiration date of the options and other conditions as may be determined by the Board of Directors.

7.	Option Exercise Price

7.1
The exercise price of each underlying share shall be determined by the Board of Directors at its sole discretion in accordance with the provisions of the law. The exercise price for each Grantee shall be determined in the options agreement to be signed between the Grantee and the Company.

7.2
The exercise price will be paid on the date of exercise of the options in a manner to be determined by the Board of Directors, including in cash or by check or through an exercise-and-sale mechanism via broker. The Board of Directors shall have the authority to postpone the payment date on the conditions that it determines.

7.3
The exercise price determined by the Board of Directors, at its sole discretion and in accordance with the provisions of the law, will be denominated in the main currency used in the economic environment of the Company or Grantee (i.e. the Company's functional currency or the currency in which the employee is paid), or a currency in which the Company's securities are traded, as will be determined by the Company.

7.4
Without derogating from the generality of the above, and subject to the payment of tax owed by the Grantee, the Compensation Committee or Board of Directors will have the authority to allow or determine that the Grantees under the Plan shall exercise the options, in whole or in part, through a net exercise mechanism, according to which the Grantee will be entitled to receive shares that reflect the bonus component inherent in the exercised options according to the formula below in exchange for payment of the par value of the shares only. For the avoidance of doubt, it is hereby clarified that under this exercise method, the options are exercisable for the amount of shares that reflects only the bonus component. The Grantee will not pay the exercise price, which will rather be used solely for the purpose of calculating the bonus component.

The number of shares that can be purchased by the Grantee under this mechanism in exchange for their par value will be determined by the following formula:

 Y = The number of unvested and exercisable options that the Grantee wishes to exercise through this mechanism, as subject to adjustments as stated in Section 9 below.

A = the market value of Company shares at the time of exercise.

B = the exercise price for each option, subject to adjustments as stated in Section 9 below.

N = the par value of each share

8.	Adjustments

Upon occurrence of any of the events listed below, the Grantee’s right to purchase shares and/or RSUs pursuant to the Plan shall be subject to the adjustments set forth below:

8.1
In the case of a Transaction, and without detracting from the general discretion which allows the Board of Directors to determine the treatment of all options in the case of a Transaction, the Board may, but is not obligated to, determine any of the following: (1) any options granted under the Plan that have not yet vested and/or been exercised, shall be exchanged or converted for options and/or shares or any other security of the Acquiring Company (or its parent or subsidiary) distributed to the Company’s shareholders in connection with the Transaction in return for their shares of the Company, in accordance with the number of shares under the options agreement. Appropriate adjustments shall be made to the amount of shares subject to the grant and the exercise price per share reflecting such event, with all other terms of the options agreement to be unchanged, including vesting dates, all as determined by the Board of Directors whose decision shall be exclusive and final; (2) options under the Plan may be purchased for monetary consideration under the terms of the transaction; (3) Any options that have not yet vested or have not yet been exercised on the date of the transaction, will expire and be revoked and will not be valid after the Transaction.

8.2
For the purposes of Section 8.1 above, the options will be deemed to be exchanged or converted if, following the Transaction, the options grant the right to purchase or receive, in respect of any shares underlying the options immediately before the Transaction, the consideration (whether shares, options, cash or securities or other property) to be received in the Transaction by the shareholders in respect of each share held on the Transaction record date (and if such holders were given a choice as to the consideration, then the type of consideration chosen by the holders of the majority of shares); provided that if such consideration received in the case of a Transaction is not in ordinary shares (or their equivalent value) of the Acquiring Company (or its parent company or subsidiary) whose market value equals the price per share received by holders of the majority of shares in the Transaction; subject to the authority of the Board of Directors to determine, at its discretion, that in such a case of exchange or conversion of options into options of the Acquiring Company, such options shall be exchanged for any other type of asset, including cash, fairly under the circumstances.

8.3
In the event of dissolution, liquidation or insolvency of the Company, options under the Plan that have not yet vested and/or been exercised will expire immediately prior to the completion of the dissolution or liquidation of the Company. Should the Company enter voluntary liquidation when there are options under the Plan that have not yet vested and/or been exercised, the Company will give notice of the decision to all option holders in the manner in which the Company sees fit.

8.4
In the event of a change in the issued share capital of the Company by way of a dividend in shares (bonus shares), a split, consolidation or exchange of shares, change in the Company's capital structure or any similar event by or of the Company, then the number and type of shares exercisable as a result of the exercise of options granted under the Plan, and their exercise price, will be adjusted proportionately in order to preserve the proportional amount of shares and their total exercise price. Adjustments following an offering of rights to purchase shares will only be made if the terms of the offer are based on a share price lower than the price of the Company’s shares on the stock exchange on the offer date, as in this case the adjustments described above will be based on the inherent benefit in the rights offering, relative to the share price on the stock exchange at that time. Upon any of the aforementioned events, the type and cumulative number of shares that can be issued under the Plan (as set out in Section 6 above), will be adjusted in a similar manner, all as determined by the Board of Directors whose decision will be final.

8.5
Adjustments for the Distribution of Cash Dividends: If the Company distributes cash dividends to its shareholders, in the period following the grant of options under the Plan to Grantees, but before they expire, the exercise price for each unexercised option will be reduced prior to the dividend distribution record date, and will be adjusted according to the accepted mechanism for dividend adjustment on the TASE, all subject to approval from the tax authorities as required.

8.6	The provisions of this section above shall also apply to RSUs, mutatis mutandis.

9.	Terms of Options and/or RSUs, Purchase and Exercise

9.1
Grantees who wish to exercise their options shall give written notice to the Company or its representative, in the form and format determined by the Company and, if necessary, by the Trustee in accordance with the requirements of Section 102. The exercise shall be effective upon receipt of the exercise notice by the Company and/or its representative, and payment of the exercise price, if required, at the Company's offices or to its representative. In the notice, the Grantee will specify the number of shares underlying the options that the Grantee wishes to exercise. Likewise, the Grantee will attach all other documents that require the Grantee’s signature as a condition for the exercise of the option, as specified in the Plan and the grant and/or allocation agreement and as decided by the Board of Directors.

9.2
Options will expire if not previously exercised at the earliest date of: (1) the expiration date set out in the grant and/or allocation agreement; (2) Expiration of the period in the cases specified in Section 9.5 below or Section 8 above.

9.3
Options can be exercised by the Grantee in full at any time or in parts where possible, from time to time, and as long as the option vesting date has passed and the expiration date has not passed, and provided that, subject to the terms of Section 9.5 below, the Grantee is employed by or provides services to the Company or an affiliate throughout the period from the grant of options until the exercise of the options, all unless otherwise stated in the agreement provided to the Grantee and subject to restrictions on trading the Company's securities.

9.4
Subject to Section 9.5 below, if the Grantee ceases to be an employee or to provide services to the Company or an affiliate, the Grantee’s options will expire immediately if unvested, not exercised and/or shares were allocated for them prior to the termination of the relationship. Notice of termination of employment or services shall be deemed to terminate such relationship (hereinafter: "Relationship Termination Date"). For the avoidance of doubt, in the event of termination of employment or services, options unvested on the Relationship Termination Date will not vest and will not be exercisable.

9.5
Without derogating from the above and unless otherwise provided in the Grantee’s grant and/or allocation agreement, the Grantee may exercise options granted to the Grantee under the Plan for an additional period subsequent to the Relationship Termination Date, only with respect to options that had vested as of the Relationship Termination Date as per the vesting periods of the options, all in accordance with the cases detailed below:

(1) In the event of relationship termination without Cause, the Grantee will have the right to exercise the options pursuant to the options agreement in accordance with the vesting dates and provided they have not expired, for a period of ninety (90) days following the termination date.

(2) In the event of termination of the relationship due to the death or 75% or more incapacitation of the Grantee, the Grantee or their legal heirs shall have the right to exercise the options that the Grantee would have been entitled to exercise under the options agreement, in accordance with the vesting dates and provided they have not expired, for a period of twelve (12) months from the termination date.

(3) Prior to the Relationship Termination Date, the Board of Directors has approved an extension period for unexercised beyond the Relationship Termination Date for a period not exceeding the original options exercise period.

For the avoidance of doubt, in the event that the termination of the relationship was for Cause, then the options will expire for all intents and purposes (whether or not the Grantee was entitled to exercise some of the options on the Relationship Termination Date), and the Grantee will retain no rights with respect to the options.

9.6
For the avoidance of doubt, Grantees will not have the rights granted to Company shareholders with respect to shares received by virtue of grant and/or exercise of the options, nor will they be considered holders of a type of shares or creditors of the Company for purposes of Sections 350 and 351 of the Companies Law, until they are registered as a shareholder in the Company's shareholders' register after the shares have been allocated pursuant to the grant and/or exercise of the share option subject to the terms of the Plan, however in the case of options and/or shares held by a Trustee, then subject to the provisions of Section 5 of the Plan.

9.7	The options agreement and/or RSUs approved pursuant to the Plan may include other additional terms, at the discretion of the Board from time to time.

9.8
Regarding "Trustee-Track Section 102 options and/or RSUs," upon termination of the relationship between the Company or an affiliate and the Grantee, the Grantee will provide the Company with a surety or guarantee of payment of the tax applicable on the date of sale of the shares and/or RSUs, all in accordance with the provisions of Section 102 of the Ordinance.

9.9	The provisions of Sections 9.1 to 9.8 above shall also apply to RSUs, mutatis mutandis.

9.10	The agreement to grant RSUs between the Company and the Grantee shall be in the form approved by the Board of Directors, which may be general wording or specific to certain Grantees.

Unless otherwise decided by the Board of Directors (a determination which will not be subject to the approval of the shareholders, unless such approval is required by applicable law) and an appropriate provision is included in the relevant grant agreement, such grant agreement shall determine, using appropriate wording, the number of RSUs granted and the substance of all terms, as detailed below.

9.11	Purchase Price: The purchase price for each Grantee shall be the par value of the shares, unless otherwise determined by the Board of Directors.

9.12	Vesting: RSUs will vest over a service period as detailed in the grant agreement.

9.13
Automatic exercise of RSUs: Immediately upon the vesting of an RSU or at any other date to be determined by the Board of Directors in the grant agreement (a determination which will not be subject to shareholder approval unless required by applicable law), the RSUs will be automatically be exercised for shares (an “Automatic Exercise”). Unless otherwise determined by the Board of Directors, at the time of exercise of any RSU into shares, Grantees shall pay the Company the par value of the exercise shares to which they are entitled, by offsetting and withholding the purchase price multiplied by the number of exercise shares from any sum to which the Grantee is entitled, including, non-exclusively, wages, commissions, severance pay, etc. Notwithstanding the foregoing, the Company reserves the right, in its sole discretion, to determine at any time that the Grantee will not pay the purchase price of the RSUs, in which case the Company will act in accordance with the provisions of the Companies Law.

9.14
Subject to there being no legal or Company policy obstacle, after the RSU exercise date, and without the need for notification from the Grantee on the date of Automatic Exercise, the Company will allocate the exercise shares to the Grantee or Trustee, as the case may be.

9.15
Voting and distribution rights: It is clarified that the Grantee will not have voting rights and/or distribution rights, including the distribution of dividends, until the date of granting the exercise shares to the Grantee.

10.	Cash Dividend

All shares and/or RSUs (except, for the avoidance of doubt, options that have not yet been exercised into shares) that will be allotted to the Grantee or Trustee, as the case may be, pursuant to the options agreement, will entitle their owners to receive a cash dividend in proportion to the amount of shares held, subject to the Company’s Articles of Association and subject to applicable taxation on the distribution of such dividends and, if applicable, subject to Section 102 of the Ordinance and the rules, regulations, orders and procedures thereunder.

11.	Limitation of Transferability of Options and/or Shares and/or RSUs

The options and/or rights of the Grantee in respect of options and/or RSUs, whether or not paid for, are not transferable, assignable, pledgable, or any right in respect thereof granted to a third party, except by inheritance law and/or last will and except as stated explicitly in the Plan. For the life of the Grantee, all the Grantee's rights to purchase shares and/or share units blocked by virtue of the Plan can only be exercised by the Grantee. Any action to the contrary, whether directly or indirectly, whether immediate or future, shall be void.

As long as the options and/or shares and/or RSUs are held by the Trustee for the benefit of the Grantee, then all the rights of the Grantee are personal and may not be subject to transfer, assignment, pledge, foreclosure or other lien, except by transfer of will or inheritance law.

12.	Plan Period

The Plan originally went into effect on May 22, 2018, the day it was approved and adopted by the Company’s Board of Directors. On March 31, 2019, the Company's Board of Directors approved the extension of the Plan until December 31, 2026 (the “Current Date”). Accordingly, the Plan will expire at the end of five (5) years from the Current Date, i.e., December 31, 2031.

13.	Changes to or Termination of the Plan

The Board of Directors may amend, change, suspend or terminate the Plan at any time. Such amendment, change, suspension or termination shall not materially infringe upon the rights of any Grantee other than by mutual consent between the Grantee and the Company in writing, signed by the Grantee and the Company. The termination of the Plan will not infringe on the rights of the Board of Directors to exercise the powers granted to it under the Plan, regarding options and/or RSUs granted in accordance with the Plan before the date of its termination.

14.	Applicable Rules

The Plan, grant and exercise of options and/or RSUs thereunder, and the Company's obligation to transfer shares pursuant to the options and/or RSUs shall be governed by all applicable laws, regulations and rules, whether of the State of Israel or any other state having jurisdiction over the Company and the Grantee, as required.

15.	Ongoing Employment and One-Time Benefit

15.1
No provision contained in this Plan and in the option agreement and/or RSU agreement with the Grantee should be construed as an undertaking and/or consent of the Company and/or any affiliate to continue to employ the Offeree, nor shall any provision in the agreement and/or the Plan be construed as granting the Grantee any right to continue to be employed or to provide services to the Company and/or its affiliates, or to limit the right of the Company and/or its affiliates to terminate the employment of any Grantee at any time.

15.2
The granting of options and/or RSUs is a special and one-time benefit which will not be considered for any intents or purposes as part of the Grantee's salary, including for the purpose of calculating social benefits and severance pay.

16.	Applicable Law and Jurisdiction

The Plan will be administered, interpreted and enforced in accordance with the laws of the State of Israel that apply to agreements made and implemented hereby, without regard to choice of law principles. The exclusive jurisdiction under this Plan will be that of the competent courts in Tel Aviv, Israel.

17.	Taxation and Other Arrangements Relating to the Transfer of Shares and/or RSUs to the Grantee

17.1
The Grantee alone will bear all tax liabilities in respect of granting and exercising options and/or RSUs under the Plan, the sale of shares exercised from options and/or RSUs or in respect of any other action related to the options and/or RSUs  (of the Company, and/or any affiliates and/or Trustee and/or Grantee). The Company and/or its affiliates and/or the Trustee will deduct all taxes, including withholding tax, in accordance with all laws, regulations and rules. The Grantee agrees to indemnify the Company and/or its affiliates and/or the Trustee and exempt them from any liability regarding the payment of such taxes, interest and fines and any other payment, including charges arising from the need to withhold tax or failure to withhold tax from any payment transferred to the Grantee.

17.2	The Company and/or the Trustee, as the case may be, will not transfer shares to the Grantee until all mandatory payments as aforesaid have been paid in full.

17.3	In the event of the death of the Grantee, this section shall apply to the legal heirs of the offspring, mutatis mutandis.

18.	Non-Exclusivity of the Plan

The Board's adoption of the Plan shall not be construed as a correction, modification or cancellation of any previously approved incentive arrangement or limiting the Board's authority to adopt other incentive arrangements as deemed appropriate, including the granting of other options and/or RSUs not under the Plan, and such arrangements may apply generally or in specific cases.

19.	Multiplicity of Agreements

The terms of options and/or RSUs may differ from other options and/or RSUs granted under the Plan simultaneously. The Board of Directors may grant more than one grant to any Grantee during the period of the Plan, whether in addition to, or as a substitute for, one or more grants of options and/or RSUs granted to that Grantee.

Appendix A - Definitions

"Acquiring Company" means the surviving company following a Transaction, including any entity into which the Company merges, or is acquired by it, or acquires the Company's assets.

"Affiliate" means any employing company as defined in Section 102 of the Ordinance.

"Board of Directors" means the Board of Directors of the Company.

"Capital-Gains-Track Options and/or RSUs" as defined in Section 4.4 of the Plan.

"Cause" means any of the following: (a) a material breach of the employment or contractual relationship with the Company or an affiliate, including, without prejudice, breach of the Grantee’s confidentiality or non-competition obligations; (b) a conviction for an offense involving moral turpitude, related to the Grantee’s work at the Company, or that has a material effect on the Company and/or its affiliates; (c) breach of fiduciary duties of caution or loyalty towards the Company and/or its affiliates; (d) any circumstance in which entitlement to severance pay is nullified under the Severance Pay Law 1963 (excluding the resignation of the Grantee); (e) any other circumstance defined in the employment agreement or engagement agreement as "Cause". Determinations regarding whether a termination is for Cause will be made by the Company's Board of Directors, unless otherwise expressly provided in the Options Agreement and/or the RSU Agreement.

"Companies Law" means the Israeli Companies Law, 1999.

"Committee" means the Compensation Committee appointed by the Board of Directors, composed of no less than two members, to which the powers of the Board under this Plan have been delegated.

"Company" means MeaTech 3D Ltd., a company incorporated under the laws of the State of Israel.

"Controlling Shareholder" as defined in Section 32(9) of the Ordinance.

"Employee" means a person employed by the Company or an affiliate, including an officer or director, but excluding a Controlling Shareholder.

"Exercise Price" means the price that the Grantee will be required to pay for each share subject to the options.

"Grant and/or Allocation Agreement" means an Options Agreement and/or RSU Agreement, as the case may be.

“Grant Date” means the date of grant of the Options and/or RSUs, as determined by the Board of Directors and as stated in the Grant and/or Allocation Agreement with the Grantee.

"Grantee" means a person who has been granted Options and/or RSUs under the Plan.

"Income-Tax-Track Options and/or RSUs" as defined in Section 4.5 of the Plan.

"Lockup Period" as defined in Section 5.1 of the Plan.

"Market Value" at any given date is the share value determined as follows: (1) The closing price of the share (or the closing bid price if no sales were reported) as reported on the Tel Aviv Stock Exchange on the last trading day prior to the record date. Without derogating from the above, and for the sole purpose of determining tax liability in accordance with Section 102(b)(3) of the Ordinance, the market value of the share at the time the options and/or RSUs are granted will be determined according to the average value of the Company's shares during the previous thirty (30) trading days prior to the date of grant of the option and/or the RSUs. (2) In the event that the Company's shares are delisted from the Tel Aviv Stock Exchange, the market value shall be determined, in good faith, by the Board of Directors. Without derogating from the foregoing, if the Company’s securities were listed for trading on another recognized stock exchange, Subsection 1 would apply to the stock price on that stock exchange, mutatis mutandis.

"Non-Employee" means a consultant, service provider, Controlling Shareholder or any other non-Employee.

"Non-Trustee-Track Section 102 options and/or RSUs" means Section 102 Options and/or RSUs that are granted subject to the provisions of Section 102(c) of the Ordinance and are not held in trust by a trustee for the employee.

"Option Expiration Date" means the date on which the option expires, as stated in Section 9.2 of the Plan.

"Options Agreement and/or RSU Agreement" means an agreement for the grant of options and/or RSUs between the Company and the Grantee, which regulates and determines the terms of the options and/or the RSUs granted under it.

"Options and/or RSUs" means options to purchase a given quantity of shares of the Company or an eligibility to receive a given quantity of Company shares, to be allocated following restricted periods defined in the agreement between the Company and the Grantee, respectively, subject to the provisions of this Plan.

"Ordinance" means the Income Tax Ordinance (New Version), 1961, as valid today or as amended in the future.

“Plan” means this Plan for the allocation of Options and/or RSUs.

"Relationship Termination Date" as defined in Section 9.4 of the Plan.

"Rules" as defined in Section 2.5 of the Plan.

"Section 102" means Section 102 of the Ordinance, as in force today or as amended in the future, and all rules and/or regulations and/or rulings and/or other legislation under this section, including the Income Tax Rules (Tax Relief in the Allocation of Shares to Employees), 2003.

"Section 102 Options and/or RSUs" means options and/or RSUs granted to an employee (as the term is defined below) subject to the provisions of Section 102 of the Ordinance.

"Section 3(i) Options and/or RSUs" means options and/or RSUs granted under the provisions of Section 3(i) of the Ordinance to a person who is not an Employee.

"Securities Law" means the Israeli Securities Law, 1968.

"Selection" as defined in Section 4.6 of the Plan.

"Share" means an ordinary share of the Company.

"Tax Authorities" means the Israeli tax authorities.

"Transaction" means any of the following cases, whether taking place as a single event or as a sequence of events that can be seen as a single Company event: (1) Sale or other transfer of all or most of the Company's assets (in case of doubt, the Board of Directors shall determine whether all or most of the Company's consolidated assets were sold); (2) Sale of all or most of the Company's shares to a third party; (3) A merger or similar transaction of the company with or into another company (or other companies), at the end of which the Company is not the surviving company or whose result is a change in control of the Company; (4) The voluntary delisting of the Company's shares from trading on the Tel Aviv Stock Exchange, where the Company’s securities are not traded on any other stock exchange.

"Trustee" means an entity appointed by the Company to serve as a trustee and approved by the tax authorities, all subject to the provisions of Section 102(a) of the Ordinance.

"Trustee-Track Section 102 options and/or RSUs" means Section 102 Options and/or RSUs granted subject to the provisions of Section 102(b) of the Ordinance and held in trust by a Trustee for the employee.

"Vesting Date or Date of Purchase" means, as determined by the Board of Directors, the date from which the Grantee will be entitled to convert or exercise the Options and/or RSUs or part thereof, as set forth in Section 11 of the Plan.